UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022
Commission File Number: 001-40416

Nouveau Monde Graphite Inc.
(Translation of registrant’s name into English)

481 rue Brassard
Saint-Michel-des-Saints, Quebec
Canada J0K 3B0

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibit 99.4 of this Form 6-K is hereby filed and incorporated by reference into the registrant’s Registration Statement on Form F-10 (File No. 333-256340).

DOCUMENTS TO BE FILED AS PART OF THIS FORM 6-K

99.1	Convertible Note Subscription Agreement dated October 19, 2022

99.2	Convertible Note Subscription Agreement dated October 19, 2022

99.3	Side Letter Agreement dated October 19, 2022

99.4	Material Change Report dated October 28, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

Nouveau Monde Graphite Inc. (Registrant)

Date: October 31, 2022	/s/Charles-Olivier Tarte
Charles-Olivier Tarte
Chief Financial Officer